UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G85347105

(CUSIP Number)

December 18, 2018

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105	13G

1.	NAMES OF REPORTING PERSONS Novo Nordisk A/S
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,242,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,242,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,242,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Based on 47,185,048 Ordinary Shares outstanding as of October 29, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 31, 2018 and 5,242,000 newly issued shares to Novo Nordisk A/S on December 18, 2018.

CUSIP No. G85347105	13G

Item 1(a).	Name of Issuer:

Strongbridge Biopharma plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 Northbrook Drive, Suite 200 Trevose, PA 19053

Item 2(a).	Name of Person Filing:

Novo Nordisk A/S

Item 2(b)	Address of Principal Business Office, or if None, Residence:

Novo Allé, DK-2880 Bagsværd, Denmark

Item 2(c).	Citizenship:

The Kingdom of Denmark

Item 2(d).	Title of Class of Securities:

Ordinary shares, $0.01 par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G85347105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,242,000

(b)	Percent of class: 10% based on 52,427,048 total outstanding shares (calculated based on 47,185,048 Ordinary Shares outstanding as of October 29, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 31, 2018 and 5,242,000 newly issued shares to Novo Nordisk A/S on December 18, 2018).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,242,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,242,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 promulgated under the Act.

CUSIP No. G85347105	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2018
(Date)

/s/ Karsten Munk Knudsen
(Signature)

Karsten Munk Knudsen/Executive Vice President
(Name/Title)